UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 11, 2006

GRAVITY Co., Ltd.
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(Translation of registrant’s name into English)

14F Meritz Tower, 825-2 Yeoksam-Dong, Gangnam-Gu, Seoul, 135-934, Korea
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(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

December 5, 2006

Gravity Co., Ltd. (the “Company”), at the request of certain minority shareholders of the Company, has scheduled, in accordance with the Company’s Articles of Incorporation and applicable Korean laws, an Extraordinary General Meeting of Shareholders (the “Meeting”). The Meeting will be held at ORIOX, located at the Company’s headquarters in Seoul, Meritz Tower 825-2 Yeoksam-Dong, Gangnam-Gu, Seoul, 135-934, Korea, at 9:00 a.m., on Tuesday, December 26, 2006.

The sole proposal to be voted upon at the Meeting is as follows:
Removal of Messrs. Il Young Ryu and Seung Taik Baik as Directors of the Board

There will be no other proposals to be acted upon at the Meeting.

The Company recommends that all shareholders vote against the hedge funds’ proposal to remove Messrs. Il Young Ryu and Seung Taik Baik from the Company’s Board of Directors.

All the shareholders of Gravity Co., Ltd. (“the Company”) of record on the record date (November 22, 2006, EST and November 24, 2006 Seoul time) are entitled to vote, with holders of ADRs being entitled to vote in accordance with the terms and conditions of the Deposit Agreement. Shareholders are encouraged to vote their ADRs and are strongly encouraged to read the Company’s Proxy Statement, which it expects to distribute soon, as well as all of the Company’s filings previously made with the United States Securities and Exchange Commission prior to making a voting decision.

The rights of holders of ADRs are governed pursuant to the Deposit Agreement and applicable laws and holders are urged to carefully review the Deposit Agreement. ADR holders are not allowed to vote their ADRs in person (even if attending the Meeting in person) but must vote by indicating their preference on the proxy card included herein, which should be properly returned to the Bank of New York by December 20, 2006 (EST). The Company and the Board encourages each eligible shareholder to vote their ADRs.

IMPORTANT

YOU ARE URGED TO VOTE BY RETURNING THE ENCLOSED PROXY CARD TO THE BANK OF NEW YORK PRIOR TO 5:00 PM EASTERN STANDARD TIME ON DECEMBER 20, 2006.

If you have questions regarding voting, please email to proxy@mackenziepartners.com or call; (USA) 1 (212) 929-5500 (call collect) or TOLL-FREE (800) 322-2885 / (UK) 44-207-170-4155.

14F, Meritz Tower 825-2 Yeoksam-Dong, Gangnam-Gu, Seoul, Korea

Gravity Co., Ltd.

CEO Il Young Ryu

Depositary Bank: The Bank of New York

Voting instruction

Gravity Co., Ltd.

This proxy statement is furnished by Gravity Co., Ltd. for the Extraordinary General Meeting of Shareholders to be held on December 26, 2006 at the Company’s headquarters in Seoul, Korea (the “Meeting”).

The following proposal will be presented at the Meeting, with no other proposal to be voted upon at the Meeting. Proposal: Removal of Messrs. Il Young Ryu and Seung Taik Baik as Directors of the Board.

Holders of Gravity’s ADRs are entitled to vote
All holders of record of Gravity common shares and ADRs at the close of business on November 24, 2006 (for common shares) and on November 22, 2006 (for ADRs) will be entitled to vote. Holders of ADRs will not be allowed to vote their ADRs in person at the Meeting. ALL HOLDERS OF ADRs MUST VOTE BY RETURNING THE ENCLOSED PROXY CARD PRIOR TO THE SUBMISSION DEADLINE.

Voting your shares and ADRs
Holders of shares may vote their shares at the Meeting. ADR holders may vote by properly completing and submitting the enclosed proxy card in the enclosed envelope or voting through other valid channels. YOU ARE URGED TO VOTE BY RETURNING THE ENCLOSED PROXY CARD TO THE BANK OF NEW YORK PRIOR TO 5:00 PM EASTERN STANDARD TIME ON DECEMBER 20, 2006.

Quorums and Adoption of Resolution
In accordance with the Company’s Articles of Incorporation, the Meeting of Shareholders shall be duly convened with quorum representing the presence of not less than one third (1/3) of total number of issued and outstanding shares with voting rights.

Based on the Korean Commercial Code, the resolution of the Meeting shall be adopted if the shareholders vote in favor of the Resolution by at least two-thirds (2/3) of votes of shareholders present at the Meeting and which represent at least one third (1/3) of total number of issued and outstanding shares of the Company.

Tabulation of abstentions
“ABSTAIN” is a valid voting option and holders of ADRs who vote to “ABSTAIN” shall have indicated their intent to vote for “ABSTAIN” and shall vote shall not be counted “FOR” or “AGAINST”. However, any proxy card returned and signed, but without specific instructions will be counted as a vote “AGAINST”.

Voting results
The preliminary voting results will be announced at the Meeting. The final voting results are expected to be disclosed on Form 6-K filing to the SEC as soon as possible after the Meeting.

Sole Proposal
Removal of Messrs. Il Young Ryu and Seung Taik Baik as Directors of the Board

Name	Position

Il Young Ryu	Chairman, President, Representative Director and Chief Executive Officer

Seung Taik Baik	Senior Executive Vice President, Chief Operating Officer, Chief Marketing Officer and Executive Director

Mr. Il Young Ryu, the Company’s executive director, Chairman of the Board and President, has served as Chief Executive Officer since September 21, 2005. Mr. Ryu is also currently the Chief Executive Officer of EZER Inc., Gravity’s largest shareholder.

Mr. Seung Taik Baik, has served as the Company’s Chief Marketing Officer since December 2005 and as the Company’s Executive Director since March 2006. Mr. Baik has been Senior Executive Vice President and Chief Operating Officer since August 2006.

     If you have any questions, require assistance in voting your shares, or need additional copies of Gravity Co., Ltd. proxy materials, please call MacKenzie Partners at the phone numbers listed below.

105 Madison Avenue
New York, NY 10016
proxy@mackenziepartners.com

USA: 1 (212) 929-5500 (call collect) or TOLL-FREE (800) 322-2885
UK: 44-207-170-4155

About GRAVITY Co., Ltd.

Based in South Korea, Gravity is a developer and publisher of online games. Gravity's principal product, Ragnarok Online™, is a popular online game in many markets, including Japan, Taiwan and Thailand, and is currently commercially offered in 21 markets. For more information about Gravity, please visit http://www.gravity.co.kr.

Forward-Looking Statements:

Certain statements in this 6-K may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe” “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements will contain these words. These forward-looking statements are based on our current assumptions, expectations and projections about future events. All forward-looking statements involve risks and uncertainties that may cause our actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, including, but not limited to, our ability to diversify revenue; our ability to collect, and in a timely manner, license fees and royalty payments from overseas licensees; our ability to acquire, develop, license, launch, market or operate commercially successful online games; our ability to compete effectively in a highly competitive industry; our ability to anticipate and access technological developments in our industry; our ability to recruit and retain quality employees as we grow; our ability to implement our growth strategies; and economic and political conditions globally. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the “SEC”), including our registration statement on Form F-1, as amended, and our annual report on Form 20-F, together with such other documents and we may submit to or file with the SEC from time to time, including on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.

  Contact:

  Mr. Tae Sung Hwang

  Chief Financial Officer
  Gravity Co., Ltd.
  Tel: +82 (0)2 2019 6141
  Email: thwang@gravity.co.kr

  OR

  Brunswick Group:
  Ellen Gonda/Erin Becker at +1 212 333 3810 or Tim Payne at +852 (2166) 8363
  Email: gravity@brunswickgroup.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY Co., Ltd.

Date: 12/11/2006

By: /s/ Tae Sung Hwang Name: Tae Sung Hwang Title: Chief Financial Officer

Exhibit Index

Exhibit No.	Description
99. 1	Proxy Card